Filed by NorthPoint Communications Group, Inc.
  Pursuant to Rule 425 under the Securities Act of 1933 and
  Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
  Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS USED BY THE CHIEF EXECUTIVE OFFICER OF NORTHPOINT COMMUNICATIONS GROUP, INC., AT AN INDUSTRY CONFERENCE DISSEMINATED ON OCTOBER 24, 2000:

                                                                      Liz Fetter

[LOGO]                                                               President &

                                                         Chief Executive Officer

          [LOGO]                                                 October 24,2000
        NorthPoint

Securities Law Disclaimer                                             [LOGO]
                                                                  NorthPoint(SM)

     Safe Harbor Statement
     Under the Private Securities Litigation Reform Act of 1995

          Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

          NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107,
          Attn: Investor Relations, (415) 403-4003, email: investor relations@northpoint.net.

                                                                    CONFIDENTIAL

                                  NORTHPOINT
                                COMMUNICATIONS


                              The New NorthPoint

                                    [LOGO]
                                    VERIZON

                                    [LOGO]
                                  NorthPoint

The "New" NorthPoint                                       [LOGO]     [LOGO]
                                                                  NorthPoint(SM)

     Verizon is contributing

     .  $800 million in cash, -- PLUS --

     .  Their wholesale DSL business

         Verizon DSL        By year end, the "new"     NorthPoint DSL assets
     operations today::     NorthPoint will have:       & operations today:

          . 220,000           Over 600,000 lines            . 62,000
            lines             More than 3,000 COs             lines

          . 1,400             163 MSAs                      . 1,200
            employees                                         employees

                              63 million homes and
          . 1,760             business passed               . 1,505
            operational                                       operational
            COs                                               COs

                                                                    CONFIDENTIAL

Deal Result: More Robust National Network               [LOGO]        [LOGO]
                                                                  NorthPoint(SM)

                                     [MAP]

The combined operations of NorthPoint and Verizon will serve 163 MSAs and offer service to 63 million potential subscribers by the end of 2000.

                                                                    CONFIDENTIAL

Deal Result: Competitive Scale                                        [LOGO]
                                                                  NorthPoint(SM)


          Other           Other          NorthPoint/
          DLEC            ILEC             Verizon
           6%              8%                11%

                                                            SBC
                                                            16%

               Other Cable
                Operators
                   59%


                                  [PIE CHART]

                         Estimated Year End 2000 Share

*Includes MediaOne
Sources: IDC, Company data, Morgan Stanley Dean Witter, Internal estimates

                                                                    CONFIDENTIAL

NorthPoint's Winning Strategy                            [LOGO]       [LOGO]
                                                                  NorthPoint(SM)


NorthPoint is executing quickly on a winning strategy:


       -------------   -------------   -------------    ---------------
         Build and        Ensure         Maintain           Add VAS
          Scale a        Access to       Customer          and Reach
         National         Capital        Focus and       Profitability
          Network                        Execution
       -------------   -------------   -------------    ---------------



        ---------------------------------------------------------------

            The deal with Verizon achieves all of these objectives.

        ---------------------------------------------------------------

                                                                    CONFIDENTIAL